Filed Pursuant to Rule 433

Registration Statement No. 333-227501

Issuer Free Writing Prospectus Relating to

Preliminary Prospectus Supplement Dated August 18, 2020 and

Prospectus dated September 24, 2018

PRICING TERM SHEET

August 18, 2020

$350,000,000 2.150% SENIOR NOTES DUE 2030

Issuer:	Globe Life Inc.

Expected Ratings*:	Moody’s: Baa1 (stable)/S&P: A (stable)/Fitch: BBB+ (stable)

Title of Securities:	2.150% Senior Notes due 2030 (the “Notes”)

Security Type:	Senior Unsecured Fixed Rate Notes

Format:	SEC Registered

Trade Date:	August 18, 2020

Settlement Date:	August 21, 2020 (T + 3)**

Maturity Date:	August 15, 2030

Principal Amount:	$350,000,000

Interest Payment Dates:	February 15 and August 15 of each year beginning February 15, 2021

Coupon (Interest Rate):	2.150% per annum

Yield to Maturity:	2.170%

Benchmark Treasury:	0.625% due August 15, 2030

Benchmark Treasury Price / Yield:	99-18 / 0.670%

Spread to Benchmark Treasury:	+150 basis points

Price to Public:	99.822% of the principal amount, plus accrued interest, if any

Underwriting Discount:	0.650%

Net Proceeds (Before Expenses):	$ 347,102,000

Optional Redemption:

At any time and from time to time prior to May 15, 2030 (three months prior to the maturity date of the Notes) (the “Par Call Date”), the Issuer may redeem the Notes, in whole or in part, at its option at a redemption price equal to the greater of: (1) 100% of the principal amount of the Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest in respect of the Notes to be redeemed that would be due but for the redemption if such Notes matured on the Par Call Date (excluding any portion of such payments of interest accrued and unpaid to, but excluding, the redemption date), discounted to the date of redemption, on a semi-annual basis, at a rate equal to the sum of the Treasury Rate (as defined in the preliminary prospectus supplement) plus 25 basis points, plus, in each case, accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date.

At any time and from time to time on or after the Par Call Date, the Notes will be redeemable at the Issuer’s option, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date.

CUSIP / ISIN:	37959E AA0 / US37959EAA01

Joint Book-Running Managers:	BofA Securities, Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	Regions Securities LLC BBVA Securities Inc. Truist Securities, Inc. KeyBanc Capital Markets Inc. Comerica Securities, Inc. Siebert Williams Shank & Co., LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Note: Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed an effective registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you copies of the preliminary prospectus supplement and accompanying prospectus, and, when available, the final prospectus supplement relating to the offering if you request it by contacting BofA Securities, Inc. toll-free at 1-800-294-1322 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

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